Exhibit 99

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS OF NEW MARSHALL & ILSLEY

On November 1, 2007, Marshall & Ilsley Corporation (“Marshall & Ilsley”) , Metavante Corporation (“Metavante”), WPM, L.P., a limited partnership affiliated with Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”), and others consumated the transactions provided for in an investment agreement, a separation agreement and related transaction agreements pursuant to which,

•
Marshall & Ilsley separated into two publicly-traded companies, referred to herein as “New Marshall & Ilsley” and “New Metavante.”  New Marshall & Ilsley owns and operates Marshall & Ilsley’s banking business, the issued and outstanding common stock of which is 100% owned by Marshall & Ilsley shareholders.  New Metavante owns and operates Metavante’s business, the issued and outstanding common stock of which is 75% owned by Marshall & Ilsley shareholders and the remaining 25% is owned by Warburg Pincus;

•
Marshall & Ilsley’s shareholders received one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held and three shares of  New Marshall & Ilsley Corporation common stock for each share of New Metavante common stock held;

•
each holder of Marshall & Ilsley common stock that would otherwise be entitled to receive fractional shares of New Metavante common stock received cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares);

•	Warburg Pincus invested $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;

•	New Metavante incurred approximately $1.75 billion of indebtedness; and

•
Metavante paid off certain intercompany indebtedness owed to Marshall & Ilsley of $982 million and New Metavante contributed to New Marshall & Ilsley $1.665 billion in cash, which includes the $625 million of proceeds from the sale of the New Metavante common stock to Warburg Pincus.

The shares of New Marshall & Ilsley common stock issued to the holders of Marshall & Ilsley common stock represent 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock issued to the holders of Marshall & Ilsley common stock represent 75% of the outstanding shares of New Metavante common stock.

The unaudited condensed pro forma consolidated balance sheet of New Marshall & Ilsley reflects the unaudited condensed consolidated historical balance sheet of Marshall & Ilsley as of September 30, 2007 as if the transactions had occurred on that date.  The unaudited condensed pro forma consolidated income statements of New Marshall & Ilsley reflect the operations of Marshall & Ilsley for the nine months ended September 30, 2007 as if the transactions had occurred on January 1, 2007. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

The unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley presented below are derived from the historical consolidated financial statements of Marshall & Ilsley and adjusted to give effect to, among other things:

•	the contribution of Marshall & Ilsley to New Marshall & Ilsley;

•
the distribution of approximately 267,085,758 shares of New Marshall & Ilsley common stock in connection with the New Marshall & Ilsley share distribution (based on the number of shares of Marshall & Ilsley outstanding as of September 30, 2007);

•	the receipt of certain amounts of cash from New Metavante; and

•	the removal of the operations of Metavante.

The share numbers and dollar and settlement amounts are based on Marshall & Ilsley share numbers and balances as of and for the periods presented.

Regardless of the exact legal order of the various transactions, items that impact New Metavante are reflected in the unaudited condensed pro forma consolidated financial statements of New Metavante and items that impact New Marshall & Ilsley are reflected in the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley.

The pro forma adjustments are based upon available information and assumptions that management of New Marshall & Ilsley believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated income statements presented below do not reflect any one-time charges or changes in certain costs expected to result from the transactions. Charges related to the transaction, except for those costs actually incurred in the nine months ended September 30, 2007, have been excluded from the unaudited condensed pro forma consolidated income statements.  The additional estimated pre-tax, one-time charges that have been excluded include approximately $11.7 million related to the issuance of equity-based awards and approximately $9.5 million of transaction expenses. In addition, the unaudited condensed pro forma consolidated income statements do not give effect to reductions in certain costs New Marshall & Ilsley expects to occur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Marshall & Ilsley’s consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Marshall & Ilsley’s future financial position and future results of operations.  The consolidated financial statements of New Marshall & Ilsley will reflect the effects of the transactions only from the date of completion of the transactions.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference in the registration statement on Form S-4, as amended, of Metavante Holding Company relating to the transactions.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley
As of September 30, 2007
($000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Sub-Total	Adjustments			Pro Forma Consolidated New Marshall & Ilsley (5)
				Amount	Ref
Cash & cash equivalents	$1,416,777	$(46,690)	$1,370,087		$		$1,370,087
Interest bearing deposits at other banks and other short–term investments	381,711	(1,064)	380,647				380,647
IInvestment securities	7,310,463	(83,660)	7,226,803				7,226,803
Loans held for sale	134,829	0	134,829				134,829
Loans and leases, net of unearned income	44,836,634	979,761	45,816,395	(982,000)		(3)	44,834,395
Allowance for loan and lease losses	(452,697)	0	(452,697)				(452,697)
Net loans and leases	44,383,937	979,761	45,363,698	(982,000)			44,381,698

Premises and equipment, net	600,682	(131,083)	469,599				469,599
Goodwill and other intangibles	3,489,907	(1,665,850)	1,824,057				1,824,057
Accrued interest and other assets	3,050,020	(286,807)	2,763,213				2,763,213
Total assets	$60,768,326	$(1,235,393)	$59,532,933	$(982,000)			$58,550,933

Total deposits	$33,791,986	$615,776	$34,407,762	$(290,000)		(4)	$34,117,762
Short-term borrowings	9,835,473	(132)	9,835,341	(2,357,000)		(4)	7,478,341
Accrued expenses and other liabilities	1,976,464	(441,978)	1,534,486				1,534,486
Long-term borrowings	8,142,440	(22)	8,142,418				8,142,418
Total liabilities	53,746,363	173,644	53,920,007	(2,647,000)			51,273,007
Total shareholders’ equity	7,021,963	(1,409,037)	5,612,926	1,665,000		(2)	7,277,926

Total liabilities and shareholders’ equity	$60,768,326	$(1,235,393)	$59,532,933	$(982,000)			$58,550,933

Book Value Per Share	$26.45						$27.41

    Notes to Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley as of September 30, 2007.

(1)
Represents the de-consolidation of historical Metavante from historical Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley ) consolidated balance sheet.  The amounts shown in the Historical Consolidated Metavante column may not directly reconcile to the historical consolidated balance sheet of Metavante because the presentation of financial statements for bank holding companies is significantly different than the presentation of financial statements for technology companies.  Metavante presents a classified consolidated balance sheet that separates current assets and current liabilities from longer-term assets and liabilities whereas the consolidated balance sheet of Marshall & Ilsley does not make those distinctions. In addition, the amounts shown in the Historical Consolidated Metavante column include the adjustments for intercompany cash and deposits, receivables and payables and intercompany debt that are required to de-consolidate the financial information of the two companies.

(2)	Represents receipt of cash dividend from New Metavante. The cash dividend received will come from the following sources:

Working capital	$290,000
Warburg Pincus capital	625,000
New debt proceeds	750,000
Total dividend	$1,665,000

(3)	Represents receipt of $982.0 million in cash to retire Metavante’s debt owed to Marshall & Ilsley.

(4)
Assumes $290.0 million of the cash dividend comes from Metavante’s existing cash balances that are deposited with a Marshall & Ilsley subsidiary bank and $1,375.0 million of the dividend and the $982.0 million debt payment received are used to retire short-term borrowings in the form of Federal funds purchased.

(5)
The pro forma consolidated balance sheet only includes the effect of transaction costs incurred by Marshall & Ilsley through September 30, 2007 and does not include the estimated additional transaction related costs expected to be incurred by New Marshall & Ilsley of approximately $21.2 million.

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley
For the Nine Months Ended September 30, 2007
(000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Sub-Total	Adjustments		Pro Forma Consolidated New Marshall & Ilsley (5)
				Amount	Ref
Interest income	$2,709,177	$31,434	$2,740,611	$(32,372)	(2)	$2,708,239
Interest expense	1,522,514	20,705	1,543,219	(103,869)	(3)	1,439,350
Net interest income	1,186,663	10,729	1,197,392	71,497		1,268,889
Provision for loan and lease losses	84,700	0	84,700			84,700
Net interest income after provision for loan and lease losses	1,101,963	10,729	1,112,692	71,497		1,184,189

Other income
Data processing services	1,095,289	(1,095,289)	0			0
Wealth management	192,785	0	192,785			192,785
Net gains related to Firstsource	7,039	(7,039)	0			0
Other	294,343	38,293	332,636			332,636
Total other income	1,589,456	(1,064,035)	525,421	0		525,421

Other expense
Salaries and benefits	926,909	(441,039)	485,870			485,870
Occupancy and equipment	183,391	(100,199)	83,192			83,192
Processing charges	99,087	(152)	98,935			98,935
Amortization of intangibles	36,070	(20,960)	15,110			15,110
Metavante transaction costs	9,416	(2,343)	7,073			7,073
Other	451,392	(265,650)	185,742			185,742
Total other expense	1,706,265	(830,343)	875,922	0		875,922

Income before income taxes	985,154	(222,963)	762,191	71,497		833,688
Provision for income taxes	328,164	(80,666)	247,498	25,024	(4)	272,522
Net income	$656,990	$(142,297)	$514,693	$46,473		$561,166

Net Income Per Common Share:
Basic	$2.54					$2.17
Diluted	2.49					N/A (6)
Dividends Per Common Share	$0.89					$0.89
Weighted Average Common Shares:
Basic	258,607					258,607
Diluted	264,162					N/A (6)

Notes to the Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley for the Nine Months Ended September 30, 2007.

(1)
Represents the de-consolidation of historical Metavante from historical Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) consolidated income statement.  The amounts shown in the Historical Consolidated Metavante column may not directly reconcile to the historical consolidated income statement of Metavante because the presentation of financial statements for bank holding companies is significantly different than the presentation of financial statements for technology companies.  Metavante presents its expenses in two major categories that are functional in nature whereas the consolidated income statement of Marshall & Ilsley presents its consolidated expenses by type of expense. In addition, the amounts shown in the Historical Consolidated Metavante column include the adjustments for intercompany interest income, interest expense, revenues and expenses that are required to de-consolidate the financial information of the two companies.

(2)
Represents the interest income adjustment due to retirement of $982.0 million of Metavante’s fixed rate debt owed to Marshall & Ilsley.  The weighted average fixed interest rate used in the pro forma adjustments was 4.40%.

(3)
Represents interest expense adjustments resulting from the dividend paid by New Metavante to Marshall & Ilsley and the retirement of Metavante’s debt owed to Marshall & Ilsley.  The pro forma adjustments assume $290.0 million of the dividend comes from Metavante’s existing cash balances using an estimated rate of 5.04%, which is equal to the average interest rate paid on overnight deposits for the nine months ended September 30, 2007.  The pro forma adjustments also assume that the remaining cash of $2,357.0 million is used to reduce Federal funds purchased using an estimated rate of 5.27% which is equal to the average interest rate paid on Federal funds purchased for the nine months ended September 30, 2007.

An increase or decrease in interest rates of 12.5 basis points (1/8th) would increase or decrease interest expense by $2,482 and increase or decrease pro forma net income by $1,613.

(4)	Assumes a statutory income tax rate of 35%.

(5)
The pro forma consolidated income statement only includes the effect of transaction costs incurred by Marshall & Ilsley in the nine months ended September 30, 2007 and does not include the estimated additional transaction related costs expected to be incurred by New Marshall & Ilsley of approximately $xx.x million.

(6)	The dilutive effect of stock options outstanding depends on the price of New Marshall & Ilsley common stock after the transaction is completed and is therefore not subject to a reliable estimate.